1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2006

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited (Registrant)

Date	September 22, 2006	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE 7TH MEETING

OF THE THIRD SESSION OF THE BOARD OF DIRECTORS

The 7th meeting of the third session of the Board of the Company was held on 20 September 2006 in the Company’s headquarters. Several resolutions were passed by the Board, which are set out in this announcement.

This announcement is made pursuant to the disclosure requirement under rule 13.09 of the Listing Rules.

The notice of the 7th meeting of the third session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was dispatched on 17 September 2006 by way of written notices or e-mails. The meeting was held on 20 September 2006 in the Company’s headquarters at 298 South Fushan Road, Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”). Twelve directors were called upon for the meeting and all twelve directors present, complying with the requirements of the laws and regulations including the PRC Company Law and the articles of association of the Company. The convening of the meeting together with the resolutions passed were legal and valid.

The directors of the Company (the “Directors”) unanimously agreed and passed the resolutions set out below:

1.	Approved the resolution regarding the appointment of the secretary of the Board and the Company secretary of the Company

Per the nomination by Mr. Wang Xin, the chairman of the Company, the Board has appointed Mr. Zhang Baocai as the secretary of the Board and the Company secretary at the meeting. Mr. Zhang’s qualification as Company Secretary of the Company is subject to approval by The Stock Exchange of Hong Kong Limited. The independent non-executive Directors have agreed to this appointment.

2.	Approved the resolution regarding the appointment of the authorized representative of the Company

The Board has appointed Mr. Zhang Baocai as the authorized representative of the Company at the meeting. The independent non-executive Directors have agreed to this appointment. Following Mr. Zhang Baocai’s appointment as an authorized representative, the authorized representatives of the Company are Mr. Wu Yuxiang and Mr. Zhang Baocai.

3.	Approved the resolution regarding the election of a Director of the Company

The Board has nominated Mr. Zhang Baocai as the candidate for the non-independent director, with effect from the conclusion of the second 2006 extraordinary general meeting of the Company until the close of the general meeting in which the directors for the fourth session of the Board are elected. The Board has approved to submit this resolution to the second 2006 extraordinary general meeting of the Company for consideration and approval. The Board has also approved to publish the notice of the second 2006 extraordinary general meeting of the Company in the PRC and abroad. The independent non-executive Directors have agreed to these arrangements.

4.	Approved the resolution regarding the adjustment and establishment of certain functional departments of the Company

The Board has approve to cancel the Project Department and establish the Corporate Development Department, Information Management Department and Risk Management Department.

This announcement is made pursuant to the disclosure requirement under rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

By order of the Board of Yanzhou Coal Mining Company Limited Wang Xin Chairman of the Board

Zoucheng, Shandong Province, PRC, 20 September 2006

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310